Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JULY 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Regains Compliance With NYSE Continued Listing Standard for Average Closing Price

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--July 2, 2020--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) announced today that it has regained compliance with the minimum average closing price criterion required by the New York Stock Exchange (the “NYSE”) for continued listing of the Company’s American Depositary Receipts (“ADRs”).

As disclosed on April 25, 2020, the NYSE notified the Company on April 7, 2020 that the Company was not in compliance with the NYSE continued listing standard requiring a listed security to maintain a minimum average closing price of US$1.00 per security over a consecutive 30-trading day period (the “Dollar Price Standard”).

On July 1st, 2020, the Company received confirmation from the NYSE that it has regained compliance with the Dollar Price Standard as the average closing price of its ADRs for the consecutive 30-trading day period ended June 30, 2020 exceeded US$1.00.

If, in the future, the Company again falls below the continued listing criterion of a minimum share price of US$1.00 over a 30-trading day period, the Company’s ADRs will be subject to immediate review by the NYSE.

As previously disclosed, since March 17, 2020 the Company has not been in compliance with the NYSE continued listing standard set forth in Section 802.01(b) of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than US$15 million over a consecutive 30-trading day period (the “Capitalization Standard”). In response to the COVID-19 outbreak, the NYSE suspended the application of the Capitalization Standard until June 30, 2020. The NYSE may commence proceedings to delist the Company’s ADRs after 30 trading days from July 1st, 2020 (i.e., the first trading day following the expiration of the suspension period of the Capitalization Standard) if, during any 30-trading day period following the expiration of the suspension period of the Capitalization Standard, the Company’s average market capitalization is below US$15 million.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	JULY 2, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi